New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Derek J. Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel 212 701 5322 fax derek.dostal@davispolk.com

May 25, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Jeffrey Gabor

Mary Beth Breslin

Re:	AC Immune SA Registration Statement on Form F-3 Filed on May 4, 2018 File No. 333-224694

Dear Mr. Gabor:

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated May 16, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter. We are also sending, under separate cover, a copy of Amendment No. 1 to the Registration Statement and three marked copies of Amendment No. 1 to the Registration Statement showing the changes to the Registration Statement filed on May 4, 2018.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 to the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Jeffrey Gabor U.S. Securities and Exchange Commission Division of Corporation Finance	2	May 25, 2018

Description of Purchase Contracts, page 23

1.	It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts obligate holders to purchase or sell to you, and obligate you to purchase or sell to holders, securities at a purchase price that may be fixed or may be determined by a specific formula. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders or for holders to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

Response:	We have revised the Registration Statement to seek to register purchase contracts with respect to the future delivery of a specified number of equity securities of the Company. As a result, the Company respectfully submits that the purchase contracts are properly characterized as "investment contracts" as that term is used in Section 2(a)(1) of the Securities Act.

We have also revised the language in the Registration Statement to clarify that any purchase contracts the Company issues will be physically settled by delivery of the equity securities. Accordingly, such purchase contracts should be properly excluded from the definition of "swap" under Section 1a(47)(B)(ii) of the Commodity Exchange Act and from the definition of "security-based swap" under Section 2(a)(17) of the Securities Act, Section 1a(42) of the Commodity Exchange Act and Section 3(a)(68) of the Securities Exchange Act of 1934, as amended.

Please see page 23 of Amendment No. 1 for the revised language.

2.	We note your disclosure that you may issue purchase contracts for the purchase or sale of securities that may consist of securities of third parties. Pease advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Response:	The Company acknowledges the Staff's comment and confirms that it does not wish to offer any third party securities underlying purchase contracts. The Company has revised the Registration Statement to remove references to such third party securities. Please see page 23 of Amendment No. 1.

Mr. Jeffrey Gabor U.S. Securities and Exchange Commission Division of Corporation Finance	3	May 25, 2018

Incorporation of Certain Information By Reference , page 27

3.	Please incorporate by reference your Form 8-A filed September 23, 2016. Please see Item 6(a) of Form F-3 for guidance.

Response:	We acknowledge the Staff's comment and have revised our disclosure on page 27 of Amendment No. 1 accordingly.

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 (fax) or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek J. Dostal

Derek J. Dostal

cc:	Via E-mail Andrea Pfeifer, Chief Executive Officer Joerg Hornstein, Chief Financial Officer AC Immune SA